                              SIGNATURE INN LOCATIONS

INDIANA                       OHIO                          KENTUCKY
Elkhart                       Cincinnati North              Louisville
Evansville                    Cincinnati Northeast          Florence (Turfway)
Fort Wayne                    Columbus
Indianapolis Castleton        Dayton                        IOWA
Indianapolis East
Indianapolis North                                          Davenport/Bettendorf
Indianapolis South            ILLINOIS
Indianapolis West                                           TENNESSEE
Kokomo                        Bloomington/Normal
Lafayette                     Peoria                        Knoxville
Muncie
South Bend
Terre Haute

     For reservations at any Signature Inn call toll free 1-800-
822-5252.


                              OUR VISION/MISSION

"Our Vision is to be the Midwest leader in providing the highest quality of hotels and hotel services in the moderately priced segment of our industry. We will earn this leadership recognition by building on our founding corporate culture which promotes strong support to our employees and "Legendary Service" to our Guests. Our focus and commitment will be 100% satisfaction of both our Guests and our employees by identifying and meeting their needs.

Our success will be measured by the achievement of targeted financial rewards to our owners and partners as well as the positive mark we make on the lives of our Guests and employees. The Company's future success and growth is integrally tied to our employee's success and growth; therefore, we must attract, hire and retain individuals of the highest quality in order to accomplish our Mission."


                              OUR CREED

"We are dedicated to providing opportunities for individuals to develop their God-given abilities to their fullest potential for the purpose of enhancing the success and quality of life for themselves, our Company, our Guests and all mankind."

                         CORPORATE PROFILE

Signature Inns, Inc. was incorporated on March 31, 1978. The first Signature Inn hotel opened in March 1981 in Indianapolis, Indiana. There are 23 Signature Inn hotels in operation in six Midwestern states as of December 31, 1994. The Company was founded and built on such success principles as goal setting, positive mental attitude, team spirit and a strong work ethic. Currently, all Signature Inn hotels are owned by company-sponsored limited partnerships or joint ventures and are operated by the Company under long-term franchise and management agreements.

The Signature Inn chain, with its concentration of hotels in Indiana and the Midwest, has gained national recognition as a leader for its quality of service and amenities (Consumer Reports July 1994 issue). Signature Inn hotels provide first-class accommodations at a moderate rate, specializing in the unique needs of all types of travelers. Spacious rooms offer our Guests the comfort of home and the convenience of the office. While the hotels provide services and amenities for all types of travelers, special emphasis has been placed on meeting the needs of the business commercial travelers through special business amenities.

With the guidance of a solid corporate philosophy and culture, the Signature Inn chain has established a pattern of excellence in friendliness, cleanliness and prompt, efficient service. We are committed to providing not just good service to our Guests but "Legendary Service." Our Guest Service Program entitled "Legendary Service" involves high quality employees, training with a focus on Guest service, attention to an efficient sales effort and motivation of employees to give our Guests legendary, friendly service every time.

                              FINANCIAL SUMMARY
- - ------------------------------------------------------------------------------------------
                              1994                1993                1992
- - ------------------------------------------------------------------------------------------
Revenues                      $ 6,864,006         11,795,815           15,814,397
Income (loss) before
  extraordinary gain          $ 1,610,773           (549,036)          (7,809,386)
Net income (loss)             $ 2,106,055         20,765,376             (700,502)
Earnings (loss) per share     $      0.33               6.06                (0.20)
Weighted average number
  of shares outstanding         6,464,188          3,425,807            3,425,807
Total assets                  $14,093,967         17,414,715           36,700,872
Total debt obligations        $10,314,376         16,188,909           53,751,670
Total liabilities             $10,989,782         16,917,488           56,969,021
Shareholders' equity
  (deficiency)                $ 3,104,185            497,277          (20,268,149)
Shareholders' equity
  per share                   $      0.40               0.15                   --
- - ------------------------------------------------------------------------------------------

Chainwide revenue             $37,788,915         36,926,178          42,610,527

TO OUR SHAREHOLDERS

During 1994, the Company continued to achieve success measured in financial results and hotel operating performance highlighted as follows:

     * Net income of $2,106,000 resulting in earnings of $.33 per share

     * Income before extraordinary gain of $1,611,000 compared with a loss of $549,000 in 1993

     * The sale of the Knoxville hotel to an affiliated limited partnership eliminated $4,900,000 of debt and reduced total corporate debt obligations to $3,589,000 from $9,386,000 at December 31, 1993

     * Chainwide average occupancies were 67.9% and average daily rates were $53.45 compared to 66.2% and $50.48 in 1993, respectively

     * The Signature Inn hotel chain received national recognition by being named one of the top ranked hotel chains (in moderate price segment) in both the Consumer Reports magazine
(July 1994 issue) and Business Travel News magazine (February 21,
1995 issue).

These accomplishments were a result of continued focus on improving hotel operations and the completion of hotel financing transactions which strengthened the financial position of the Company. With the sale of the Knoxville hotel, all twenty-three Signature Inn hotels are now owned by affiliated limited partnerships or joint ventures and are operated by the Company under long-term franchise and management agreements. The primary sources of revenue for the Company are franchise and management fees and earnings from the Company's general partner equity interest in each of the affiliated entities. The underlying strength of the Company is its ability to generate income from hotels to which it provides franchise and management services with essentially all hotel mortgage obligations being non-recourse.

In May 1994, the rights offering to shareholders of record as of April 4, 1994, was concluded and 1,808,520 shares of common stock were issued. Net proceeds of $269,503 were received by the Company along with $231,400 and recourse promissory notes of $278,500 through the sale of common stock to management.

The hotel industry experienced continued improvement with an average occupancy of 65.1% compared to 63.1% during 1993. This marks the third consecutive year for industry wide occupancy increases, and industry wide occupancies are expected to continue to improve during 1995. With the room demand growth rate increasing faster than the supply of new rooms, the majority of Signature Inn hotel markets are seeing new hotel rooms either planned or under construction with openings scheduled during 1995 and 1996. While our Company's financial structure is strong enough to withstand the increased competition from new hotel rooms, our hotel occupancies in some of our markets will be negatively impacted.

In our highly competitive hotel industry, successful sales and marketing programs are essential. We continue to aggressively improve our chainwide sales and marketing efforts. New strategies for 1995 include improved signage to increase the visibility and name recognition by the traveling public, NCAA basketball radio advertisements (13 colleges and universities, 96 stations) and increased exposure through the efforts of new sales and marketing initiatives. In addition, to complement the efforts of our outside advertising agency based in Columbus, Ohio, the Company recently retained a leading Indianapolis firm to handle its public relations to increase public awareness of our chain throughout the Midwest.

The Company plans to continue to focus its efforts on maximizing hotel revenues and profitability of its existing hotels. In addition, the Company will seek growth opportunities in Midwest cities for new development or hotel acquisitions. The Company is currently exploring the feasibility and merits of several hotel projects. While we continue to face challenges in this highly competitive industry, we are confident that 1995 will be another successful year for the Company.

Sincerely,



John D. Bontreger
President and Chairman
of the Board

                              CONSOLIDATED STATEMENTS OF OPERATIONS
- - ------------------------------------------------------------------------------------------
Years ended December 31                          1994           1993           1992
- - ------------------------------------------------------------------------------------------
Revenues:
  Hotel revenues                                 $3,842,149      9,226,870     13,163,580
  Management and franchise fees                   3,021,857      2,568,945      2,650,817
                                                 ----------     ----------     ----------
                                                  6,864,006     11,795,815     15,814,397
                                                 ----------     ----------     ----------

Costs and expenses:
  Hotel costs and expenses                        2,033,395      5,472,837      7,949,522
  Hotel depreciation and amortization               389,255      1,348,993      2,246,608
  General and administrative expenses             2,141,792      2,382,219      2,571,804
  Corporate depreciation and amortization           121,614        124,940         91,587
  (Gain) loss on disposition of hotels and
    land (note 3)                                  (148,171)      (272,710)     1,935,703
  Valuation allowances (notes 2 and 3)                  --         155,000      2,315,000
                                                 ----------     ----------     ----------
                                                  4,537,885      9,211,279     17,110,224
                                                 ----------     ----------     ----------

     Operating income (loss)                      2,326,121      2,584,536     (1,295,827)
                                                 ----------     ----------     ----------

Other income (deductions):
  Equity in income of hotel limited
    partnerships, net (note 2)                      727,398        208,744         35,395
  Interest income (note 2)                          190,717         94,666        254,326
  Interest expense - hotels (note 4)               (834,626)    (2,567,210)    (6,099,743)
  Interest expense - corporate (note 4)            (440,376)      (888,615)    (1,057,392)
  Capital appreciation fee (note 4)                (289,010)           --             --
  Other                                             (69,451)        18,843        353,855
                                                 ----------     ----------     ----------
                                                   (715,348)    (3,133,572)    (6,513,559)
                                                 ----------     ----------     ----------

     Income (loss) before extraordinary gain      1,610,773       (549,036)    (7,809,386)

Extraordinary gain from debt
  extinguishment (note 4)                           495,282     21,314,412      7,108,884
                                                 ----------     ----------     ----------

     Net income (loss)                           $2,106,055     20,765,376       (700,502)
                                                 ==========     ==========     ==========

Per common share:
  Income (loss) before extraordinary gain        $     0.25          (0.16)         (2.28)
  Extraordinary gain                                   0.08           6.22           2.08
                                                 ----------     ----------     ----------

     Net income (loss)                           $     0.33           6.06          (0.20)
                                                 ==========     ==========     ==========

Weighted average number of common
  shares outstanding                              6,464,188      3,425,807      3,425,807
                                                 ==========     ==========     ==========

                                        CONSOLIDATED BALANCE SHEETS
- - ------------------------------------------------------------------------------------------
December 31                                                1994                1993
- - ------------------------------------------------------------------------------------------
                           ASSETS

Current Assets:
  Cash and cash equivalents:
    Corporate                                              $ 1,153,753            685,661
    Consolidated hotels                                        881,760            534,285
                                                           -----------         ----------
                                                             2,035,513          1,219,946
  Other current assets                                         491,886            558,453
                                                           -----------         ----------
    Total current assets                                     2,527,399          1,778,399
                                                           -----------         ----------

Hotel limited partnerships (note 2):
  Equity investments                                         1,377,930          1,084,715
  Receivables, net                                           3,429,712          2,892,426
                                                           -----------         ----------
                                                             4,807,642          3,977,141
                                                           -----------         ----------

Property and equipment, net (notes 3 and 4):
  Consolidated hotels                                        5,327,740          5,522,738
  Land held for sale                                           913,739          1,119,226
  Corporate                                                    301,726            352,305
  Company-owned hotel                                              --           4,400,879
                                                           -----------         ----------
                                                             6,543,205         11,395,148
                                                           -----------         ----------
Deferred costs and other assets, net of accumulated
  amortization of $452,990 and $583,351                        215,721            264,027
                                                           -----------         ----------
                                                           $14,093,967         17,414,715
                                                           ===========         ==========

           LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Current portion of long-term debt (note 4):
    Consolidated hotels                                      3,128,478             78,347
    Corporate                                                      --              24,675
  Other current liabilities                                    527,037            703,046
                                                           -----------         ----------
    Total current liabilities                                3,655,515            806,068
                                                           -----------         ----------

Long-term debt, less current portion (note 4):
  Consolidated hotels                                        3,596,888          6,724,398
  Corporate                                                  3,589,010          9,361,489
                                                           -----------         ----------
                                                             7,185,898         16,085,887
                                                           -----------         ----------

Other partners' equity                                         148,369             25,533
                                                           -----------         ----------
    Total liabilities                                       10,989,782         16,917,488
                                                           -----------         ----------

Shareholders' equity (note 6):
  Common stock, no par value.
    Authorized 20,000,000 shares.                            9,736,348          9,235,445
  Accumulated deficit                                       (6,632,163)        (8,738,218)
                                                           -----------         ----------
    Total shareholders' equity                               3,104,185            497,227
                                                           -----------         ----------
                                                           $14,093,967         17,414,715
                                                           ===========         ==========

See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                       Common Stock           Accumulated
                                   ----------------------
                                   Shares      Amount           Deficit      Total
- - ------------------------------------------------------------------------------------------
Balance at January 1, 1991         3,425,807   $9,235,445     (28,803,092)   (19,567,647)

  Net loss                                                       (700,502)      (700,502)
                                   ---------   ----------     -----------    -----------

Balance at December 31, 1992       3,425,807    9,235,445     (29,503,594)   (20,268,149)

  Net income                                                   20,765,376     20,765,376
                                   ---------   ----------     -----------    -----------

Balance at December 31, 1993       3,425,807    9,235,445      (8,738,218)       497,227

  Net income                                                    2,106,055      2,106,055
  Common shares issued (note 6)    4,358,020      779,403                        779,403
  Notes receivable (note 6)                      (278,500)                      (278,500)
                                   ---------   ----------     -----------    -----------
Balance at December 31, 1994       7,783,827   $9,736,348      (6,632,163)     3,104,185
                                   =========   ==========     ===========    ===========

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
- - ------------------------------------------------------------------------------------------
Years ended December 31                          1994           1993           1992
- - ------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss)                              $2,106,055      20,765,376      (700,502)
  Items which do not use (provide) cash:
    Depreciation of property and equipment          452,959       1,308,871     2,069,590
    Amortization of deferred costs                   57,910         165,062       268,605
    Gain from debt extinguishment                  (495,282)    (21,314,412)   (7,108,884)
    (Gain) loss on disposition of hotels
      and land                                     (148,171)       (272,710)    1,588,809
    Valuation allowances                                --          155,000     2,315,000
    Equity in income of hotel limited
      partnerships, net                            (727,398)       (208,744)         (395)
    Other partners' equity in income                130,336          35,744         2,152
    Capital appreciation fee accrual                289,010             --            --
    Accrued interest payable                        (20,392)        751,309     1,591,744
    Other current items                             (79,974)        725,150       457,716
    Other non-current items                         (33,620)        (20,473)     (187,806)
                                                 ----------     -----------    ----------
      Net cash provided by operating activities   1,531,433       2,090,173       296,029
                                                 ----------     -----------    ----------

Cash flows from investing activities:
  Proceeds from sales of hotels and land          4,643,452             --      1,696,040
  Property and equipment additions                 (126,369)       (484,363)     (284,733)
  Distributions received from hotel limited
    partnerships                                    456,489         450,557       352,306
  Loans to hotel limited partnerships              (526,600)        (19,700)          --
  Repayment of hotel limited partnership
    advances, net                                    50,000         (77,000)      195,000
  Deferred costs and other assets                   (50,934)       (112,637)          --
                                                 ----------     -----------    ----------
    Net cash provided (used) by investing
      activities                                  4,446,038        (243,143)    1,958,613
                                                 ----------     -----------    ----------

Cash flows from financing activities:
  Repayments of long-term debt                   (5,662,807)     (6,801,014)   (2,347,320)
  Proceeds from issuance of common stock            500,903             --            --
  Proceeds of long-term debt                            --        4,300,000           --
                                                 ----------     -----------    ----------
    Net cash used by financing activities        (5,161,904)     (2,501,014)   (2,347,320)
                                                 ----------     -----------    ----------

Change in cash and cash equivalents                 815,567        (653,984)      (92,678)

Cash and cash equivalents at beginning of year    1,219,946       1,873,930     1,966,608
                                                 ----------     -----------    ----------
Cash and cash equivalents at end of year         $2,035,513       1,219,946     1,873,930
                                                 ==========     ===========    ==========

See accompanying notes to consolidated financial statements.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (1) SUMMARY OF ACCOUNTING POLICIES

BUSINESS
The Company developed and currently manages a chain of twenty-three Signature Inn hotels as of December 31, 1994. Two hotels are owned by consolidated affiliates and twenty-one other hotels are owned by limited partnerships in which the Company is the sole general partner. The partnership agreements provide for distributions of available cash to the Company based on its ownership interest.

BASIS OF PRESENTATION
The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, Signature Securities Corporation and P&N Corporation, and two 50% owned consolidated hotel affiliates (Signature Inn South and Elkhart) in which the Company exercises legal, financial and operational control. The effects of all significant intercompany accounts and transactions have been eliminated in consolidation. The equity method is used for investments in hotel limited partnerships in which the Company is a partner with 50% or less ownership and the Company does not exercise legal, financial and operational control.

Certain reclassifications of prior year amounts have been made to conform with the current year presentations.

REVENUES
Management and franchise fees are based on a percentage of revenues or house profits of the hotels owned by hotel limited partnerships and are recognized as hotel revenues and profits are earned.

Development fees for hotels owned by hotel limited partnerships and developed by the Company were received prior to 1989. To the extent the Company has an equity interest, that portion of the development fee was deferred and is recognized over the estimated useful life of the related partnership property.

NET INCOME (LOSS) PER SHARE
Net income (loss) per share is based on the weighted average number of shares outstanding each year.

CASH EQUIVALENTS
Cash equivalents represent highly liquid short-term investments with initial maturities of three months or less, stated at cost which approximates market.

INVESTMENTS IN PARTNERSHIPS
Investments in partnerships are recorded at the Company's initial investment, increased or decreased by the Company's share of the partnership's income or loss, less distributions received. The investments and advances are adjusted when management concludes that the carrying value cannot be recovered based upon the estimated returns and the anticipated holding period of specific investments.

PROPERTY AND EQUIPMENT
Property and equipment is recorded at cost and includes assets leased under noncancellable agreements and interest incurred during construction. Depreciation is provided on the straight-line basis over the estimated useful lives of the related assets.

Land held for sale is carried at the lower of cost or estimated net realizable value.

DEFERRED COSTS
Fees and other costs incurred in obtaining long-term financing are amortized on the straight-line basis over the life of the related loan.

INCOME TAXES
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (2)  HOTEL LIMITED PARTNERSHIPS

Summary financial information as of December 31, 1994 and 1993 and for the years then ended for the hotel limited partnerships reported on the equity method is as follows:

- - -----------------------------------------------------------------
                                   1994           1993
- - -----------------------------------------------------------------
Hotel properties                   $72,891,402     70,378,113
Net current assets                   2,240,875      3,093,072
Deferred costs                       1,149,763      1,123,360
Long-term debt                     (63,055,671)   (62,747,042)
                                   -----------    -----------
  Net assets                        13,226,369     11,847,503

Less:
  Equity of other partners          11,280,163     10,132,937
  Income not recognized                568,276        629,851
                                   -----------    -----------
    Investments in hotel
      limited partnerships         $ 1,377,930      1,084,715
                                   ===========    ===========

Revenues                            33,899,680     26,916,722
Operating expenses                 (31,153,735)   (26,260,994)
Extraordinary gains                    683,020            --
                                   -----------    -----------
  Net income                         3,428,965        655,728

Less other partners' share           2,701,567        446,984
                                   -----------    -----------
  Equity in income                 $   727,398        208,744
                                   ===========    ===========

As of December 31, 1994 and 1993, net receivables from hotel limited partnerships, classified as long-term investments, included $506,051 and $515,065, respectively, of interest-bearing advances at the prime rate plus 1.0% (9.5% and 7.0% at December 31, 1994 and 1993). The Company also has a $2,377,361 note receivable from a partnership which is non-interest bearing, dependent on future cash flows of the partnership for repayments and matures in 2004. In 1993, the Company established a reserve of $362,000 and a valuation allowance of $70,000 based on estimated recoverability of advances due from two partnerships.

In conjunction with sale of the three Company-owned hotels to affiliated limited partnerships in 1993 and 1994, the Company participates in partnership mortgage loans totalling $546,300 at December 31, 1994 which bear interest at 12% and mature in 1999.

Interest income on receivables from limited partnerships was $114,506 in 1994, $39,868 in 1993 and $191,231 in 1992.

  (3)  PROPERTY AND EQUIPMENT

Property and equipment representing hotels, corporate office equipment and land held for sale are summarized as follows:

- - -----------------------------------------------------------------
                                   1994           1993
- - -----------------------------------------------------------------
Land                               $  710,500      1,347,646
Leasehold and land improvements       451,559        653,703
Buildings                           5,200,170      8,721,442
Furniture and equipment             2,459,770      3,231,814
Land held for sale                    913,739      1,119,226
                                   ----------     ----------
                                    9,735,738     15,073,831
Accumulated depreciation            3,192,533      3,678,683
                                   ----------     ----------
                                   $6,543,205     11,395,148
                                   ==========     ==========

During 1994, the Company sold a hotel to an affiliated limited partnership for $4.3 million, and a $13,000 gain was recorded.
In 1994, the Company sold a tract of land adjacent to a Signature Inn hotel to a restaurant operator. Net proceeds of $333,000 were received, and a gain of $132,000 was recognized.

During 1993, the Company deeded three hotels to lenders and sold two additional hotels to an affiliated limited partnership. The combined net carrying value of the five hotels was $17.0 million at the time of disposition, and a net gain of $273,000 was recorded.

During 1992, three Company-owned hotels having a net carrying value of $13.6 million were deeded to lenders. A loss on disposition of $1.9 million was recorded to reflect the lower value of the hotels at the date of transfer. An additional valuation allowance of $2,050,000 was provided in 1992 on three Company-owned hotels based on estimated values. The Company estimated the value of the hotels based upon recent appraisals and on firm purchase contracts.

Valuation allowances of $85,000 and $50,000 were provided in 1993 and 1992 to reduce the carrying value of land held for sale to estimated net realizable value.

  (4)  LONG-TERM DEBT

- - -----------------------------------------------------------------
                                   1994           1993
- - -----------------------------------------------------------------
Corporate:
  Line of credit                   $ 1,500,000     2,500,000
  Variable rate note                 1,800,000     1,800,000
  Capital appreciation fee             289,010           --
  Hotel loan                               --      4,891,187
  Land loan                                --        194,977
                                   -----------    ----------
                                     3,589,010     9,386,164
Consolidated hotels                  6,725,366     6,802,745
                                   -----------    ----------
                                    10,314,376    16,188,909

Less current portion:
  Corporate                                --         24,675
  Consolidated hotels                3,128,478        78,347
                                   -----------    ----------
                                   $ 7,185,898    16,085,887
                                   ===========    ==========

The $2.5 million revolving line of credit bears interest at prime plus 1.25% (9.75% and 7.25% at December 31, 1994 and 1993), interest is payable quarterly, matures on May 31, 1996, and is secured by substantially all assets of the Company.

The unsecured variable rate senior subordinated note bears interest at 8.72% above the 30-day "AA" commercial paper rate (14.79% and 12.0% at December 31, 1994 and 1993), payable quarterly. Quarterly principal payments of $150,000 are required beginning March 31, 1996 with the final payment due upon maturity of the note on December 16, 1998. The note may not be prepaid prior to December 31, 1996.

The variable rate note agreement requires a capital appreciation fee equal to 25% of the value of the Company, as defined, at a specific time in the future. The lender may receive the fee upon the occurrence of the earliest of several "trigger events" including the payment in full of the note or the private sale of the Company. The lender may exercise its right to receive the fee no sooner than December 16, 1996 and no later than December 16, 1999. The accrued fee at December 31, 1994 represents the present value of the estimated amount due the lender based on a current estimate of the Company's value and a December 1996 payment date.

Upon the sale of a Company-owned hotel in May 1994 to a limited partnership, a $4.9 million hotel loan and related hotel obligations were extinguished at a discount resulting in an extraordinary gain of $223,000. Additionally, a tract of land sold in November 1994 resulted in the extinguishment of the land loan notes at a discount, and an extraordinary gain of $217,000 was recorded.

In October 1993, the Company reached an agreement for a negotiated discounted payoff of all obligations due to its previous primary lender. In December 1993, the note payable to the primary lender of $9.6 million and other obligations of $1.1 million were extinguished for a $6.0 million cash payment, and the $4.4 million loan guarantee claim was cancelled, resulting in an extraordinary gain of $8.2 million after certain related expenses. Concurrently, two Company-owned hotels were sold to an affiliated limited partnership. The related hotel loans of $9.7 million and other obligations of $572,000 were extinguished resulting in an extraordinary gain of $3.2 million, with the limited partnership assuming $7.0 million of hotel loans.

During 1993, ownership of three Company-owned hotels was relinquished resulting in the extinguishment of approximately $18.4 million of loans and related hotel obligations of $497,000 resulting in an extraordinary gain of $9.8 million. During 1992, loans of $17.5 million and related hotel obligations of $1.2 million were extinguished by deeding three hotels to the lenders resulting in an extraordinary gain of $7.1 million.

The consolidated hotel affiliates' mortgage loans are non-recourse to the Company, bear interest at 9.5% and 9.8%, and mature in September 1995 and 2016. The Company anticipates refinancing the hotel affiliate loan maturing in September 1995.

The aggregate annual scheduled principal payments of long-term debt during the next five years are: $3,128,478 in 1995 (including the $3,063,222 maturing hotel loan), $1,859,680 in 1996 (including the outstanding line of credit), $676,218 in 1997, $670,000 in 1998 and $675,000 in 1999.

Interest paid amounted to $1,304,222, $2,715,513 and $4,781,470 in 1994, 1993, and 1992, respectively. Accrued interest of $2,099,538 was added to the loan obligations in May 1993 under an agreement with the primary lender.

  (5)  INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31 are as follows:

- - -----------------------------------------------------------------
                                   1994           1993
- - -----------------------------------------------------------------
Deferred Tax Assets:

Valuation allowances:
  Hotels and land                  $2,172,000      2,910,000
  Partnership advances                419,000        930,000
Net operating loss carryforward     2,432,700      2,596,000
Other                                 717,700        941,000
                                   ----------     ----------
  Gross deferred tax assets         5,741,400      7,377,000
  Less valuation allowance         (1,771,300)    (2,672,000)
                                   ----------     ----------
    Net deferred tax assets        $3,970,100      4,705,000
                                   ==========     ==========

Deferred Tax Liabilities:

Depreciation                           51,200      1,064,000
Hotel limited partnerships          3,918,900      3,641,000
                                   ----------     ----------
  Deferred tax liabilities         $3,970,100      4,705,000
                                   ==========     ==========

At December 31, 1994, the tax net operating loss carryforwards, which expire in 2007, are approximately $7.2 million.

  (6)  SHAREHOLDERS' EQUITY

On April 7, 1994, a private placement of 2,549,500 shares of common stock at $.20 per share was completed with the operating management of the Company. Cash proceeds of $231,400 along with $278,500 of recourse promissory notes were received by the Company. The notes bear interest at 6.0% and are collateralized by the stock issued. Interest and principal installments are due annually in April 1995, 1996 and 1997.

On May 12, 1994, a rights offering to existing shareholders was concluded. Net cash proceeds of $269,503 were received and 1,808,520 shares of common stock were issued at $.20 per share.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS

HOTEL OPERATIONS
Hotel operations of two hotels owned by consolidated affiliates (South and Elkhart) are included in the statement of operations for 1994, 1993 and 1992. The operating results of the Company-owned Knoxville hotel and two other Company-owned hotels (Peoria and Normal) are reflected through May 1994, and December 1993, respectively, the date these hotels were sold to affiliated partnerships. The operating results of three additional Company-owned hotels are reflected through the second quarter of 1993, the date these hotels were deeded to lenders.

Hotel revenues of $3,842,149 for the year ended December 31, 1994 represented a $5,384,721 decrease compared to 1993. Hotel revenues from the two hotels owned by consolidated affiliates increased $339,633 for the year and the offsetting decrease resulted from the disposition of the Company-owned Knoxville hotel in May 1994 and the five Company-owned hotels in 1993. The increased revenues of the two hotels owned by consolidated affiliates resulted from a 5.5% increase in occupancy and a 5.2% increase in average room rates for the year. Hotel revenues of $9,226,870 for 1993 represented a $3,936,710 decrease compared to 1992. Hotel revenues of $4,530,172 from the three hotels operated for a full year in 1993 (Knoxville, South and Elkhart) increased $418,033 in 1993 compared to 1992 and the offsetting decrease of $4,354,743 results from the disposition of the five Company-owned hotels in 1993. The increased revenues of the three hotels resulted from a 6.1% increase in occupancy and a 3.7% increase in average room rates during 1993.

Hotel costs and expenses of $2,033,395 for the year ended December 31, 1994 represented a $3,439,442 decrease compared to 1993. Hotel costs and expenses from the two hotels owned by consolidated affiliates increased $119,016 for the year, due primarily to the increase in the number of rooms sold, and the offsetting decrease resulted from the disposition of the Company-owned Knoxville hotel in May 1994 and the five Company-owned hotels in 1993. Hotel costs and expenses of $5,472,837 for 1993 represented a $2,476,685 decrease from 1992. Hotel costs and expenses of $2,454,830 from the three hotels operated for a full year in 1993 represented an increase of $133,592 for 1993 compared to 1992, and the offsetting decrease of $2,610,277, resulted from the disposition of the five Company-owned hotels in 1993.

Hotel depreciation and amortization expense decreased $959,738 for the year ended December 31, 1994 compared to 1993 due primarily to the hotel dispositions in 1993 and in May 1994. Hotel depreciation and amortization includes $288,555, $320,558 and $298,968 for 1994, 1993 and 1992, respectively, relating to the two hotels owned by consolidated affiliates.

CORPORATE OPERATIONS
Management and franchise fees increased $425,912 for the year ended December 31, 1994 compared to 1993. The Company began recognizing management and franchise fees under agreements with two hotels sold to an affiliated partnership in December 1993 and with another hotel sold to an affiliated partnership in May 1994. Management and franchise fees from these three hotels amounted to $346,291 in 1994. The remaining increase in fee income is due to increased revenues at the other hotels. Chainwide occupancy and average daily rate for 1994 increased 1.7 percentage points and $2.97, respectively. The hotel industry experienced continued improvement with an average 1994 occupancy of 65.1% compared to 63.1% during 1993. This marks the third consecutive year for industry wide occupancy increases, and industry wide occupancies are expected to continue to improve during 1995. With the room demand growth rate increasing faster than the supply of new rooms, the majority of Signature Inn hotel markets are seeing new hotel rooms either planned or under construction. While the Company's financial structure is strong enough to withstand the increased competition from new hotel rooms, hotel occupancies at certain hotels may be negatively impacted. Management and franchise fees decreased $81,872 for the year ended December 31, 1993 compared to 1992. Fee income earned from affiliated limited partnerships decreased $163,193 due to fewer partnership hotels being managed and franchised in 1993, offset partially by increased revenues at the remaining hotels. Chainwide occupancy and average daily rate for 1993 increased 1.1 percentage points and $1.53, respectively. Beginning in 1993, the Company ceased recording fee income from one hotel due to a fee subordination feature with the Partnership's lender.

Through late 1994, the Company earned fees from managing Signature Inn hotels owned by non-affiliates, primarily lenders that had taken possession of a Signature Inn hotel as part of the Company or affiliated partnerships' financial restructurings during 1992 and 1993. Fees earned from non-affiliates under short-term agreements amounted to $63,549, $197,175 and $115,854 in 1994, 1993 and 1992, respectively. As of December 31, 1994, all Signature Inn hotels are owned by affiliated limited partnerships and are managed by the Company.

General and administrative expenses for the year ended December 31, 1994 were $2,141,792 which represented a $240,427 decrease compared to 1993. The decrease is attributable to reduced labor and legal costs. General and administrative expenses for the year ended December 31, 1993 decreased $189,585 from 1992. The decrease is attributable to lower office rental cost resulting from relocation of the corporate office in October 1992, and reduced legal and consulting costs.

OTHER INCOME (DEDUCTIONS)
Equity in income of hotel limited partnerships represents the Company's share of the partnerships' income or loss. The increase of $518,654 for the year ended December 31, 1994 is attributable to increased profitability of the partnership owned hotels in 1994 from increased occupancy and room rates, one time gains totalling $117,913 recognized by the Company (based upon its ownership share) upon a debt restructuring of a partnership, and increased ownership percentages in two hotels. The increase for the year ended December 31, 1993 is due to increased profitability of the partnership owned hotels compared to the prior year from increased occupancy and room rates.

Interest income for the year ended December 31, 1994 increased $96,051 compared to 1993. The increase was a result of higher investable cash balances earning a higher yield, $12,488 of interest income recognized from the notes due from the Operating Management of the Company, and interest income earned from the Company's loan participation agreements in connection with the three hotels sold to affiliated limited partnerships in late 1993 and May 1994. Interest income for the year ended December 31, 1993 decreased $159,660 compared to 1992 due to lower investable cash and a lower yield earned on cash invested. Interest income includes $47,524, $50,754 and $191,231 of earnings on advances to affiliated hotel partnerships for the years ended December 31, 1994, 1993 and 1992, respectively.

Interest expense for the year ended December 31, 1994 represents a $2,180,823 decrease compared to 1993. Interest ceased to accrue on hotel loans upon the deeding of three hotels to lenders in mid 1993, the sale of two hotels in late 1993 and the sale of the Knoxville hotel in May 1994. Additionally, the refinancing of the corporate debt obligations in December 1993 resulted in a substantial reduction of the outstanding interest bearing indebtedness of the Company. Interest expense for the year ended December 31, 1993 of $3,455,825 represents a $3,791,310 decrease compared to 1992. Interest ceased to accrue on hotel loans upon the deeding of three hotels to lenders in 1992, upon the deeding of three additional hotels to the lenders and the sale of two hotels in 1993. Additionally, under an agreement reached with the primary lender and approved in May 1993, effective December 1992, interest ceased to accrue on hotel loans and a loan guarantee claim. Also, the interest rate on the note payable to primary lender was reduced to 9% from 11% effective December 1992.

A capital appreciation fee equal to 25% of the value of the Company, as defined, is required to be paid to the variable rate note lender no sooner than December 16, 1996. During 1994, $289,010 of related expense was accrued representing the present value of the estimated amount due the lender based on a current estimate of the Company's value and a payment date in December 1996.

GAIN ON DISPOSITION OF HOTELS AND LAND, AND EXTINGUISHMENT OF
DEBT
In May 1994, the Company sold the Knoxville hotel to an affiliated limited partnership resulting in the extinguishment of approximately $4.9 million of hotel debt and other obligations. The difference between the debt extinguished and the selling price of the hotel of $223,000 is reflected as extraordinary gain on extinguishment of debt in 1994. The excess of the net book value of the hotel and the sales price of $13,000 is reflected as gain on disposition of hotel in 1994. In November 1994, proceeds of $333,000 were received and a gain of $132,000 recognized upon the sale of a tract of land.

During 1993, the Company relinquished ownership of five Company-owned hotels resulting in the extinguishment of approximately $28.1 million of hotel debt obligations and related other obligations. The difference between the total debt extinguished and the estimated value of the five hotels at the date of conveyance is reflected as an extraordinary gain on
extinguishment of debt.   The excess of the estimated value
(based upon appraisals and on firm purchase contracts) of the five hotels and the net book value of $272,710 is reflected as gain on disposition of hotels. The discount of the primary lender's debt obligations in excess of the $6.0 million payoff achieved in December 1993 is recorded as gain from debt extinguishment.

In 1992, ownership of three Company-owned hotels was relinquished resulting in the extinguishment of $18.7 million of debt obligations. The difference between the debt extinguished and the estimated value of the hotels is reflected as an extraordinary gain on extinguishment of debt, and the excess of the net book value of the hotels and the estimated value of $1.9 million is reflected as loss on disposition.

CAPITAL RESOURCES AND LIQUIDITY
The Company believes that the cash generated from management and franchising activities and hotel limited partnership investments, along with additional borrowing capabilities and its cash balance will provide adequate liquidity to meet its operating needs and the payment requirements of its corporate obligations over the next twelve months.

The capital appreciation fee agreement with the Company's unsecured lender requires a fee at a date no earlier than December 1996 or upon the sale of the Company. The payment amount will be based upon a future valuation of the Company. The
Company believes the financial resources of the Company will be adequate to fund the payment.

At December 31, 1994, a $3.1 million non-recourse hotel mortgage loan of a consolidated hotel affiliate is reflected as a current liability in the consolidated financial statements as it matures in September 1995. The Company anticipates refinancing this mortgage loan before its maturity.